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                                                               EXHIBIT d(12)(ii)

[ING FUNDS LOGO]

August 21, 2003

Board of Trustees
ING Equity Trust
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258-2034

RE:   VOLUNTARY EXPENSE LIMITATIONS

Ladies and Gentlemen:

Pursuant to our letter agreement dated June 24, 2003, whereby we waived an additional 0.80% (80 basis points) to affect a waiver of the investment management fee for the Class A, B and C shares of ING Principal Protection Fund VII (the "Fund"), a series of ING Equity Trust, we hereby modify the voluntary expense limitations outlined in that agreement.

Rather than calculating the fees based on the actual percentage of assets in the Equity Component as outlined in the Restated Expense Limitation Agreement, fees collected will be based upon a target percentage of assets in the Equity Component according to the schedule below.

TOTAL EQUITY                  MAXIMUM OPERATING EXPENSE LIMIT
   RATIO                  (AS A PERCENTAGE OF AVERAGE NET ASSETS)
------------            --------------------------------------------
                        CLASS A           CLASS B            CLASS C
                        -------           -------            -------
27% - 30%                1.75%             2.50%              2.50%
24% - 26%                1.55%             2.30%              2.30%
21% - 23%                1.35%             2,10%              2.10%
18% - 20%                1.15%             1.90%              1.90%
16% - 17%                0.95%             1.70%              1.70%

Under the fee schedule, the target equity ratio, calculated daily by the model above, will determine when any increase in fee level would occur. Once a particular fee level is reached, it will not be reduced even if the equity percentage declines as a result of a decline in the equity market. The new fee will be collected and will be used in subsequent model calculations to determine the equity ratio.

This Agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,

/s/ Michael J. Roland
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Michael J. Roland
Executive Vice President

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
7337 East Doubletree Ranch Road     Tel: 480.477.3000      ING Investments, LLC
Scottsdale, AZ 85258-2034           Fax; 480.477.2700
                                    www.ingfunds.com
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